CETERA ADVISORS LLC AND SUBSIDIARY
(SEC I.D. No. 8-26892)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26892

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Cetera Advisors LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__5299 DTC Blvd #800__
                                 (No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rodney Dowell	(310) 341-1853	rodney.dowell@cetera.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Deloitte & Touche LLP__
                    (Name – if individual, state last, first, and middle name)

555 W. 5th Street, Floor 27	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodney Dowell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cetera Advisors LLC (the "Company"), as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Rodney Dowell 8DB401E548DB434...

Title: Vice President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Cetera Advisors LLC and its subsidiary (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 13, 2026

We have served as the Company's auditor since 2016.

1

CETERA ADVISORS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	42,991,584
Commissions and fees receivable		20,976,239
Related party receivables		7,147,154
Other receivables		12,480,791
Deferred charges		8,211,685
Intangible assets, net of accumulated amortization of $24,928,603		44,205,524
Goodwill		63,512,435
Other assets, net of allowance of $154,804		2,226,562
Total assets	$	201,751,974

LIABILITIES AND MEMBER'S EQUITY
LIABILITIES

Commissions payable	$	21,413,184
Related party payables		5,216,703
Accrued expenses and accounts payable		549,439
Accrued compensation		1,355,549
Deferred revenue		1,520,371
Regulatory and litigation reserves		5,557,090
Other liabilities		976,401
Total liabilities		36,588,737

COMMITMENTS AND CONTINGENCIES (NOTE 10)

MEMBER'S EQUITY		165,163,237
Total liabilities and member's equity	$	201,751,974

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

CETERA ADVISORS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Advisors LLC (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company and its subsidiary, Cetera Advisors Insurance Services LLC, provide brokerage and insurance services to individuals nationally through independent financial advisors.

A majority of the financial advisors affiliated with the Company hold both securities and advisory licenses and provide investment advisory services through Cetera Investment Advisors LLC ("CIA"), an affiliated registered investment advisor ("RIA"). As a result, all advisory business generated by the Company's advisors is recorded at CIA.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is a wholly owned subsidiary of GC Two Holdings, Inc. ("GC Two"). GC Two is a wholly owned subsidiary of GC Three Holdings, LLC ("GC Three").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Commissions and Fees Receivable and Commissions Payable

Commissions and fees receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, as well as mutual fund and annuity trails and strategic partner receivables.

Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker but not yet remitted to the Company. As of December 31, 2025, the Company had a receivable balance of $529,696 included in Other receivables in the Consolidated Statement of Financial Condition.

Other Receivables

Other receivables primarily consist of receivables from the Company's clearing broker, accrued receivables related to unbilled fees to client accounts and accrued receivables related to cash sweep programs. In addition, Other receivables include insurance receivables. See Note 10 – "Commitments and Contingencies" for more information.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded on a trade date basis and are stated at fair value. As of December 31, 2025, immaterial amounts of securities owned and securities sold, not yet purchased are included in Other assets and in Other liabilities, respectively, in the Consolidated Statement of Financial Condition. See Note 4 – "Fair Value Measurements" for more information.

Deferred Charges

The Company identifies all significant costs to obtain or fulfill a contract with a customer, including advisor recruiting costs and costs that arise from the transfer of assets belonging to customers of recruited advisors. Advisor recruiting and customer transfer costs are recognized as assets and amortized on a straight-line basis over the estimated 20-year useful life of an advisor relationship and estimated 7-year useful life of a customer relationship, respectively.

The unamortized balance of these assets is presented as Deferred charges in the Company's Consolidated Statement of Financial Condition. As of December 31, 2025, the Company had unamortized deferred charges of $8,211,685. As of December 31, 2025, the weighted average remaining useful life was 14.3 years.

Goodwill and Other Intangible Assets

Goodwill assets are not amortized; however, intangible assets that are deemed to have finite lives are amortized over their useful lives, generally ranging from 5 - 20 years. See Note 6 – "Goodwill and Other Intangible Assets" for more information.

Goodwill is tested annually on October 1st and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not less than its carrying amount, a quantitative impairment test will be performed by comparing the fair value of a reporting unit with its carrying amount. No impairment of goodwill was recognized during the year ended December 31, 2025.

Long-lived assets, such as intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. No impairment of finite-lived intangible assets was recognized during the year ended December 31, 2025.

Deferred Credits

Deferred credit primarily consists of rebates received on the signing of the Company's clearing services contract with Pershing LLC which is accreted on a straight-line basis. There was no unaccreted deferred credit as of December 31, 2025.

Other Assets

Other assets primarily include advisor advances of $1,141,526, net of an allowance for bad debt of $154,804 as well as prepaid expenses and property and equipment. The Company estimates expected credit losses for advisor advances based on evaluation of several factors related to credit risk, including financial advisors' affiliation status and advance purpose. Additionally, we consider overall macro-economic factors that may impact estimated expected credit losses. The methodologies and assumptions used in estimating credit losses are regularly evaluated to determine if our estimates are appropriate with adjustments made on a quarterly basis. See Note 5 – "Property and Equipment" for more information.

Contingent Liabilities

In connection with a business combination or an acquisition of assets the Company may provide contingent consideration to the sellers to be settled in cash at a future date. The amount to ultimately be settled under these arrangements is dependent on specified future events occurring or conditions being met. Contingent consideration arrangements that are required to be settled in cash are classified as liabilities on the Consolidated Statement of Financial Condition.

Contingent consideration provided as part of a business combination is initially measured at fair value and is remeasured at approximate fair value at each reporting date until the contingency is resolved, with changes recognized in earnings. Contingent consideration provided as part of an acquisition of assets is initially recorded at the amount expected to be settled. Any subsequent changes are adjusted against the assets acquired on the transaction date. See Note 3 – "Acquisitions" for more information.

Deferred Revenue

The Company records unearned income when cash payments are received or due in advance of its performance obligation, including amounts which are refundable.

Recently Issued or Adopted Accounting Pronouncements

For the year ended December 31, 2025, there were no accounting pronouncements issued that had a material impact on the Company's Consolidated Statement of Financial Condition and related disclosures. There were no accounting pronouncements adopted during the period that had a material impact on the Company's Consolidated Statement of Financial Condition and related disclosures.

NOTE 3 - ACQUISTIONS

Acquisition of Assets

During the year ended December 31, 2025, the Company entered into an asset purchase agreement with a wealth management practice of an independent advisor affiliated with the Company. This transaction was determined to be an acquisition of assets and not recorded as a business combination. The purchase consideration, including contingent consideration based on the expected settlement amount, was $40,000 and capitalized as a customer relationship intangible asset. The payments associated with the contingent consideration obligation for the acquisition was approximately $20,000 with a specified payment date in 2026.

NOTE 4 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2025, there were no transfers between Levels 1, 2, and 3.

The Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis by product category as of December 31, 2025, is as follows:

		Level 1		Level 2		Level 3		Total
Assets:								
Cash equivalents - money market funds	$	27,705,857	$	-	$	-	$	27,705,857
Securities owned - recorded in Other assets:								
Equity securities		82,340		-		-		82,340
Mutual funds		8,246		-		-		8,246
Corporate bonds		-		3,130		-		3,130
Total securities owned		90,586		3,130		-		93,716
Total	$	27,796,443	$	3,130	$	-	$	27,799,573

		Level 1		Level 2		Level 3		Total
Liabilities:								
Securities sold, not yet purchased - recorded in Other liabilities:								
Equity securities	$	1,300	$	-	$	-	$	1,300
Total securities sold, not yet purchased		1,300		-		-		1,300
Total	$	1,300	$	-	$	-	$	1,300

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Equity securities with sufficient trading volume and mutual funds are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are classified within Level 1. Corporate bonds are fair valued by management using third-party pricing services and are classified within Level 2.

Fair Value of Financial Instruments not Measured at Fair Value

The fair value of cash and cash equivalents was estimated to approximate the carrying value and are classified as Level 1 of the fair value hierarchy.

The fair value of fees and commissions receivable and payable, related party payables, other receivables, deferred charges, other assets, accrued expenses and accounts payable, accrued compensation, deferred revenue, regulatory and litigation reserves, and other liabilities was estimated to approximate the carrying value and are classified as Level 2 of the fair value hierarchy due to their short-term nature.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost, net of accumulated depreciation and amortization and recorded in Other assets on the Consolidated Statement of Financial Condition. Office furniture and equipment are depreciated using the straight-line method over their estimated useful lives of 3 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease.

Property and equipment consisted of the following as of December 31, 2025:

Leasehold improvements	$	960,722
Office furniture		282,872
Equipment		247,012
Total property and equipment		1,490,606
Less: Accumulated depreciation		(958,962)
Total property and equipment, net	$	531,644

NOTE 6 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill remained unchanged at $63,512,435 as of December 31, 2025.

The following table presents the components of intangible assets with definite lives subject to amortization as of December 31, 2025:

As of December 31, 2025	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (years)
Financial advisor relationships	$ 67,036,000	$ (24,458,727)	$ 42,577,273	12.7
Customer relationships	1,821,127	(206,560)	1,614,567	12.6
Trade names	47,000	(41,233)	5,767	1.0
Non-compete agreements	230,000	(222,083)	7,917	0.2
Total	$ 69,134,127	$ (24,928,603)	$ 44,205,524	

NOTE 7 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by an Internal Revenue Code Section 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plan in 2025 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 8 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based upon factors including total revenues, assets under management, sales volume, number of personnel, and producing advisors. In 2025, the Company allocated expenses to its related party, CIA, per an expense sharing agreement. Cetera Investment Services LLC ("CIS"), an affiliate, provides custodial services for certain customer retirement accounts of the Company.

Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial and affiliated with the other entities.

As of December 31, 2025, the Company had total outstanding related party payables of $5,216,703 reflected in the Consolidated Statement of Financial Condition, including an outstanding liability of $5,089,450 to CIA and $127,253 of outstanding liabilities to other affiliates.

In addition, the Company had total outstanding related party receivables of $7,147,154 reflected in the Consolidated Statement of Financial Condition, including an outstanding receivable of $7,139,048 from Cetera Financial and an immaterial balance of related party receivables from other affiliates as of December 31, 2025.

Cetera Financial may fund note receivables as part of the recruitment effort to the Company's advisors. Those notes typically require the payback of principal and interest to Cetera Financial over periods of three to five years. The issuance of these notes by Cetera Financial is typically accompanied by the execution of a bonus agreement, between the financial advisor and the

Company, providing for the payment based on the passage of time or attainment of certain production targets.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations, as well as incidents involving unauthorized access to accounts, fraudulent transfers and funds-availability schemes. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding or fraudulent event when it believes it is probable a loss has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. As of December 31, 2025, the Company had Regulatory and litigation accrued losses of $5,557,090. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records an insurance receivable when the recovery is probable and the amount can be reasonably estimated. As of December 31, 2025, the Company had $5,161,235 of insurance receivables included in Other receivables.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker — Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and other financial ratio requirements. At December 31, 2025, the Company complied with such requirements.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2025, the Company had net capital of $18,446,214, which was $18,196,214 in excess of required net capital of $250,000.

NOTE 12 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker and that the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74"). The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 13 – INCOME TAXES

As a single-member limited liability company, the Company is a disregarded entity for federal income tax purposes and therefore does not pay corporate income taxes. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable.

NOTE 14 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer. Operating exclusively in the United States, the Company provides brokerage and insurance services through independent financial advisors. Operations constitute a single segment and therefore, a single reportable segment because the chief operating decision makers ("CODM") manage business activities using information of the Company as a whole. The CODM, listed below, uses net income, including significant expenses such as commissions, to evaluate the business's performance, predominantly in the forecasting process, management of resources, and to make operational decisions to manage the Company. The Company does not have any customers that individually account for over 10% of revenues.

> Chief Executive Officer, Cetera Holdings
> Chief Financial Officer, Cetera Financial Group

The Company's financial statements contain all pertinent information, including assets, net income, and significant expenses, utilized by the CODM to manage the Company. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 15 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the financial statement was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statement.

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